United States securities and exchange commission logo





                              September 23, 2022

       Geoffrey Davis
       Chief Financial Officer
       Melco Resorts & Entertainment LTD
       38th Floor, The Centrium, 60 Wyndham Street
       Central, Hong Kong

                                                        Re: Melco Resorts &
Entertainment LTD
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on March 31,
2022
                                                            File No. 001-33178

       Dear Mr. Davis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       General

   1. We note that substantially all of your officers and directors are located outside of the
                                                        United States. Please
create a separate Enforceability of Civil Liabilities section for the discussion of the
enforcement risks related to civil liabilities due to your officers and directors being located
in China, Hong Kong, Macau or other locations. Please identify each officer and/or
director located in China, Hong Kong or Macau and disclose that it will be more difficult
to enforce liabilities and enforce judgments on those individuals.
                                                        For example, revise to
discuss more specifically the limitations on investors being able to effect service of
process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and
time constraints. Please also revise the risk factor    You may have
                                                        difficulty enforcing
judgments obtained against us    on page 77 to expand this risk to
                                                        contain disclosures
consistent with the separate section.
 Geoffrey Davis
FirstName LastNameGeoffrey
Melco Resorts & EntertainmentDavis
                               LTD
Comapany 23,
September NameMelco
              2022     Resorts & Entertainment LTD
September
Page 2    23, 2022 Page 2
FirstName LastName



Item 3. Key Information, page 12

2. At the outset of Item 3, please disclose prominently in this section that you are not a
         Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China (including Hong Kong and Macau).
3. Please provide prominent disclosure in this section about the legal and operational risks associated with being based in China and a majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to data security or anti-monopoly concerns, have or may impact
the company   s
         ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company.
4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.
5.       Please disclose the risks that being based in or having the majority
of the company   s
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly
 Geoffrey Davis
FirstName LastNameGeoffrey
Melco Resorts & EntertainmentDavis
                               LTD
Comapany 23,
September NameMelco
              2022     Resorts & Entertainment LTD
September
Page 3    23, 2022 Page 3
FirstName LastName
         limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Please disclose in this section each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, expand your disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Risk Factors, page 13

8. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list or traded on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business, any offering of securities, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Geoffrey Davis
Melco Resorts & Entertainment LTD
September 23, 2022
Page 4

       You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Victor Rivera Melandez at 202-551-4182 or David Link at 202-551-3356 with any other questions.



FirstName LastNameGeoffrey Davis                          Sincerely,
Comapany NameMelco Resorts & Entertainment LTD
                                                          Division of
Corporation Finance
September 23, 2022 Page 4                                 Office of Real Estate
& Construction
FirstName LastName